Exhibit 99.40

MILLENNIAL ESPORTS CORP.

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended

May 31, 2019 and 2018

(Expressed in United States Dollars)

(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Millennial Esports Corp. (the “Company”) are the responsibility of management and the Board of Directors.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed interim consolidated financial statements and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

Millennial Esports Corp.

Condensed Interim Consolidated Balance Sheets

(Expressed in United States Dollars)

(Unaudited)

	May 31,	August 31,
As at	2019	2018

Assets
Current Assets
Cash	$447,905	$607,933
Accounts and other receivables	589,178	558,825
Government remittances receivable	565,056	479,587
Prepaid expenses and deposits	114,344	44,240

Total Current Assets	1,716,483	1,690,585
Long-term deposit	29,231	29,231
Property and equipment (Note 5)	65,309	162,871
Intangible assets (Note 4)	4,281,019	5,969,991
Leasehold improvements (Note 6)	-	3,314
Goodwill	6,907,801	6,907,801
Deferred income tax asset	144,822	144,822

Total Assets	$13,144,665	$14,908,615

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 15)	$3,236,021	$2,757,269
McClaren loan	-	115,303
Put-option redemption liability	1,966,593	1,966,593
Customer points liability	8,270	8,270
Warrant liability (Note 8)	64,028	819,245
Current portion of long-term debt	100,458	79,356
Current portion of contingent performance share obligation	262,134	262,265
Deferred revenue	76,112	34,039
Contingent consideration	1,446,719	1,446,719
Convertible debentures (Note 13)	2,205,324	-
Promissory notes payable (Note 12)	303,442	-

Total Current Liabilities	9,669,101	7,489,059
Contingent performance share obligation	404,874	405,077
Long-term debt	112,016	224,807

Total Liabilities	10,185,991	8,118,943

Shareholders’ Equity
Share capital (Note 9)	29,584,291	29,573,077
Shares to be issued	455,736	455,736
Contributed surplus	3,041,341	2,722,686
Equity portion of convertible debenture (Note 13)	271,695	-
Accumulated other comprehensive loss	(910,967)	(945,705)
Deficit	(29,483,422)	(25,016,122)

Total Shareholders’ Equity	2,958,674	6,789,672

Total Liabilities and Shareholders’ Equity	$13,144,665	$14,908,615

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Corporate Information and Going Concern (Note 1)

Commitments and Contingencies (Note 11)

Subsequent Events (Note 17)

Millennial Esports Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	For the		For the
	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2019	2018	2019	2018
Revenues
Games and membership income	$568,706	$862,395	$3,484,356	$862,395
Event income	232,333	163,318	1,064,781	1,241,262

Total Revenues	801,039	1,025,713	4,549,137	2,103,657

Expenses
Consulting (Note 14)	190,145	599,216	733,195	2,061,454
Salaries and wages (Note 14)	314,960	386,244	933,053	1,133,866
Amortization and depreciation	620,381	180,455	1,780,735	543,447
Accretion expense	97,530	-	105,834	-
Direct Costs	597,146	1,126,205	3,701,535	1,126,205
Sponsorships and tournaments	173,313	233,955	270,388	1,576,935
Share-based payments	93,043	622,081	318,655	1,379,369
Professional fees	247,602	68,870	566,854	635,915
Advertising and promotion	37,521	247,468	141,817	430,650
Travel	14,602	79,792	79,394	309,379
Rent	66,593	110,739	224,278	282,877
Office and general	213,521	304,144	609,535	482,039
Website maintenance and internet	26,750	69,838	80,709	101,991
Insurance	10,234	10,153	39,048	41,040
Interest and bank charges	142,361	79,914	225,219	81,458
Loss (gain) on foreign exchange	131,666	(100,411)	95,353	(54,630)
Change in fair value of warrant liability (Note 8)	(123,705)	(3,112,942)	(751,902)	(6,343,665)
Loss (gain) on settlement of debt	5,690	-	(137,263)	-

Total Expenses	2,859,353	905,721	9,016,437	3,788,330

Net loss for the period	$(2,058,314)	$119,992	$(4,467,300)	$(1,684,673)
Other comprehensive loss
Foreign currency translation differences	54,018	(8,035)	34,738	(17,968)

Comprehensive loss for the period	(2,004,296)	111,957	(4,432,562)	(1,702,641)

Basic and diluted net loss per share	$(0.19)	$(0.17)	$(0.41)	$(0.20)

Weighted average number of common shares outstanding	11,012,949	9,635,037	11,011,282	8,407,650

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Millennial Esports Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

(Unaudited)

			Equity			Accumulated
			Portion of	Shares		Comprehensive
	Share Capital		Convertible	to be	Other	Contributed
	Number	Amount	Debenture	Issued	Loss	Surplus	Deficit	Total
Balance, August 31, 2017	7,565,163	$11,633,752	$-	$-	$(703)	$442,146	$(13,512,659)	$(1,437,464)
Shares issued for services	27,674	270,340	-	-	-	-	-	270,340
Share-based payments	-	-	-	-	-	1,379,369	-	1,379,369
Issuance of warrants	-	(3,809,772)	-	-	-	-	-	(3,809,772)
Common shares issued on acquisition of Eden Games	295,901	2,819,172	-	-	-	-	-	2,819,172
Common shares issued on private placements	1,253,605	10,596,096	-	-	-	-	-	10,596,096
Costs of issuance of common shares	-	(95,450)	-	-	-	-	-	(95,450)
Common shares issued exercise of options	1,500	4,735	-	-	-	(1,676)	-	3,059
Common shares issued on of warrants	493,378	5,342,212	-	-	-	-	-	5,342,212
Net loss for the period	-	-	-	-	-	-	(1,684,673)	(1,684,673)
Other comprehensive loss	-	-	-	-	(17,968)	-	-	(17,968)

Balance, May 31, 2018	9,637,221	$26,761,085	$-	$-	$(18,671)	$1,819,839	$(15,197,332)	$13,364,921
Balance, August 31, 2018	11,006,282	29,573,077	-	455,736	(945,705)	2,722,686	(25,016,122)	6,789,672
Share-based payments	-	-	-	-	-	318,655	-	318,655
Equity portion of convertible debenture	-	-	271,695	-	-	-	-	271,695
Common shares issued
on exercise of warrants	6,667	11,214	-	-	-	-	-	11,214
Net loss for the period	-	-	-	-	-	-	(4,467,300)	(4,467,300)
Other comprehensive loss	-	-	-	-	34,738	-	-	34,738

Balance, May 31, 2019	11,012,949	$29,584,291	$271,695	$455,736	$(910,967)	$3,041,341	$(29,483,422)	$2,958,674

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Millennial Esports Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

For the Nine Months Ended May 31,	2019	2018
Operating activities
Net loss for the period	$(4,467,300)	$(1,684,673)
Items not affecting cash used in operating activities:
Amortization and depreciation	1,780,735	362,992
Accretion expense	105,834	-
(Gain) Loss on change in fair value of warrants payable	(751,902)	(3,230,723)
Accrued interest on convertible debenture	83,951	-
Gain on settlement of debt	(137,263)	-
Unrealized foreign exchange loss	224,302	(176,490)
Share-based payments	318,655	757,288
	(2,842,988)	(3,971,606)

Changes in non-cash working capital:
Accounts and other receivable	(30,353)	(13,921)
Government remittances receivable	(85,469)	(676,027)
Prepaid expenses and deposits	(70,104)	172,684
Accounts payable and accrued liabilities	478,752	1,481,270
Deferred revenue	42,073	-
Long term debt	(12,333)	-
Net cash flows from operating activities	(2,520,422)	(3,007,600)

Investing activities
Cash paid on acquisition of Eden Games	-	(9,074,494)
Cash acquired on acquisition of Eden Games	-	424,377
Purchase of property and equipment	-	(13,559)
Cashflows from investing activities	-	(8,663,676)

Financing activities
Proceeds from private placements, net of costs	-	10,501,002
Proceeds from exercise of options and warrants	3,814	1,431,286
Proceeds from issuance of convertible debt	2,107,978	-
Proceeds from issuance of promissory notes	248,602	-

Net cashflows from financing activities	2,360,394	11,932,288

Change in cash	(160,028)	261,012
Cash, beginning of period	607,933	1,599,063

Cash, end of period	$447,905	$1,860,075

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

1.	Corporate Information

Millennial Esports Corp. (“Millennial” or “the Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 82 Richmond Street East, Toronto, Ontario M5C 1P1.

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the company will be able to raise adequate financing or to ultimately attain profit levels of operations. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $ 29,483,422 as at May 31, 2019 (August 31, 2018 - $25,016,122). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at May 31, 2019, the Company had a working capital deficiency of $6,181,590 (August 31, 2018 - working capital deficiency of $3,270,245) which is comprised of current assets less current liabilities, excluding warrant liability, and current portion of contingent performance share obligation.

2.	Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2018.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 30, 2019.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

2.	Accounting Policies (Continued)

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain variable benefits from its power over the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of disposal or loss of control.

The Company’s subsidiaries are as follows:

	Country of	Ownership	Functional
Name of Subsidiary	Incorporation	Percentage	Currency
PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Pro Gaming League Nevada Inc.	USA	100%	US Dollar
Millennial Esports California Corp.	USA	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
IDEAS+CARS Ltd.	United Kingdom	100%	UK Pound
Eden Games S.A.	France	100%	Euro

All inter-company balances and transactions have been eliminated.

Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

In the preparation of these condensed interim consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Actual results could differ from these estimates.

These condensed interim consolidated financial statements have been prepared under the historical cost convention except for certain financial assets and liabilities that are presented at fair value.

These condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries are noted above. The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

Transactions involving foreign currencies for items included in operations are translated into USD using the monthly average exchange rate and monetary assets and liabilities are translated at the exchange rate prevailing at the date of the consolidated statement of financial position and all other consolidated statement of financial position items are translated at historical rates applicable to the transactions that comprise the amounts. Translation gains and losses are included in the determination of other comprehensive loss in the statement of loss and comprehensive (loss).

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

2.	Accounting Policies (Continued)

Accounting Pronouncements Adopted During the Period

i)	The Company has adopted IFRS 15 – Revenue from Contracts with Customers, on September 1, 2018. IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the sale of game development services is recognized when the Company meets its performance obligations. Esports event revenue is recognised upon completion of the event. In some cases, judgement is required in determining whether the customer is a business or the end consumer. This evaluation was made on the basis of whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon access to completed code to or receipt by the customer, depending on the contractual terms.

The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return.

ii)	IFRS 9 – Financial instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009, October 2010, November 2013 and finalized in July 2014. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value through profit or loss and those measured at amortized cost, with the determination made at initial recognition. The classification depends on an entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting. However, there is no impact to the Company from these amendments as it does not apply hedge accounting. On September 1, 2018, the Company adopted these amendments.

The new hedge accounting guidance had no impact on the Company’s consolidated financial statements.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

2.	Accounting Policies (Continued)

Accounting Pronouncements Adopted During the Period (Continued)

ii)	IFRS 9 (Continued)

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains the primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI) and fair value through profit and loss (FVTPL).

Below is a summary showing the classification and measurement bases of the financial instruments as at September 1, 2018 as a result of adopting IFRS 9 (along with comparison to lAS 39).

Classification	IAS 39	IFRS 9
Cash	Loans & receivables	Amortized cost
Accounts and other receivable	Loans & receivables	Amortized cost
Long-term deposit	Loans & receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilties	Amortized cost
Promissory notes payable	Other financial liabilties	Amortized cost
Customer points liability	Other financial liabilities	Amortized cost
Contingent consideration	Other financial liabilties	Amortized cost
Long-term debt	Other financial liabilties	Amortized cost

There was no impact on the Company’s consolidated financial statements as result of adopting IFRS 9.

Recent Accounting Pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

i)	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier adoption is permitted.

ii)	IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

iii)	In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between onbalance sheet finance leases and offbalance sheet operating leases. Instead, there is a single, onbalance sheet accounting model that is similar to current finance lease accounting. The Company is currently evaluating the impact of IFRS 16 will have on the consolidated financial statements.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

2.	Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)

iv)	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Earlier adoption is permitted. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

3.	Goodwill

Balance, August 31, 2017	$1,714,868
Acquired on acquisition of Eden Games	6,932,727
Impairment of goodwill of IDEAS+ CARS	(1,391,859)
Effect of foreign exchange	(347,935)
Balance, August 31, 2018 and May 31, 2019	$6,907,801

4.	Intangible Assets

	Application
Cost	Platforms	Software	Brand	Contracts	Total
August 31, 2017	$514,192	$370,000	$1,090,000	$1,137,395	$3,111,587
Acquired on acquisition	-	11,895,553	-	-	11,895,553

May 31, 2018	$514,192	$12,265,553	$1,090,000	$1,137,395	$15,007,140
August 31, 2018	793,144	5,273,196	1,733,266	350,310	8,149,916
Foreign exchange	(240)	(1,600)	(770)	(375)	(2,985)

May 31, 2019	$792,904	$5,271,596	$1,732,496	$349,935	$8,146,931

Accumulated Amortization
August 31, 2017	$514,192	$41,110	$24,778	$18,957	$599,037
Amortization	-	92,499	172,001	170,610	435,110

May 31, 2018	$514,192	$133,609	$196,779	$189,567	$1,034,147
August 31, 2018	560,817	973,873	392,874	252,361	2,179,925
Amortization	44,118	245,409	1,379,238	17,222	1,685,987

May 31, 2019	$604,935	$1,219,282	$1,772,112	$269,583	$3,865,912

Carrying Value
At May 31, 2018	$-	$12,131,944	$893,221	$947,828	$13,972,993
At May 31, 2019	$187,969	$4,052,314	$(39,616)	$80,352	$4,281,019

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

5.	Property and Equipment

	Computer	Furniture
Cost	Equipment	and Fixtures	Total
August 31, 2017	$126,381	$4,000	$130,381
Acquired on acquisition	-	130,982	130,982
Additions	1,125	-	1,125
May 31, 2018	$127,506	$134,982	$262,488

August 31, 2018	$180,393	$113,802	$294,195
Effect of foreign exchange	(1,252)	(1,877)	(3,129)
May 31, 2019	$179,141	$111,925	$291,066

Accumulated Depreciation
August 31, 2017	$55,401	$4,000	$59,401
Depreciation	32,587	-	32,587
May 31, 2018	$87,988	$4,000	$91,988
Balance, August 31, 2018	117,979	13,345	131,324
Depreciation	42,564	51,869	94,433
May 31, 2019	$160,543	$65,214	$225,757

Carrying Value
At May 31, 2018	$39,518	$130,982	$170,500
At May 31, 2019	$18,598	$46,711	$65,309

6.	Leasehold Improvements

Leasehold
Cost	Improvements
August 31, 2017 and May 31, 2018	$917,438
August 31, 2018 and May 31, 2019	$54,465

Accumulated Depreciation
August 31, 2017	$47,943
Depreciation	75,750
May 31, 2018	$123,693

Balance, August 31, 2018	51,150
Depreciation	3,315
May 31, 2019	$54,465

Carrying Value
At February 28, 2018	$793,745
At May 31, 2019	$-

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

7.	Stock Options

The following table reflects the continuity of stock options for the nine months ended May 31, 2019 and 2018:

		Weighted Average
	Number of	Exercise Price
	Stock Options	(CAD$)	(USD)
Balance, August 31, 2017	468,500	2.55	1.95
Granted	453,333	11.25	8.55
Exercised	(1,500)	2.10	1.65
Expired	(33,333)	2.10	1.65
Balance, May 31, 2018	887,000	7.05	5.25

Balance, August 31, 2018	820,333	3.75	3.00
Granted	133,333	1.95	1.50
Expired/Cancelled	(85,333)	10.20	7.80
Balance, May 31, 2019	868,333	3.15	2.40

On September 14, 2018, the Company granted 133,333 stock options with an exercise price of CAD$1.95 ($1.50) per share, expiring on September 14, 2025. The fair value of these options at the date of grant was estimated using the Binomial lattice option pricing model with the following assumptions: a share price of CAD$1.95 ($1.50) a seven year expected life; 194% expected volatility; risk-free interest rate of 2.30%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the options. The fair value assigned to these options was $188,175. The options vest in accordance with certain established performance measurements.

The following table reflects the stock options issued and outstanding as of May 31, 2019:

	Remaining		Weighted Average
	Exercise		Number of
	Price		Contractual	Options
Expiry Date	(CAD)	(USD)	Life (years)	Outstanding
November 9, 2026	2.10	1.65	7.45	308,334
July 27, 2022	8.70	6.60	3.17	30,000
July 25, 2025	2.10	1.65	6.27	333,333
September 14, 2025	1.95	1.50	7.47	133,333
January 19, 2023	10.80	8.25	3.64	50,000
February 28, 2023	8.10	6.15	3.75	10,000
March 20, 2023	10.20	7.80	3.80	3,333

	3.15	2.40	6.64	868,333

Of the 868,333 options outstanding (August 31, 2018 - 820,333), 98,741 (August 31, 2018 - 98,741) are exercisable as at May 31, 2019.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

8.	Warrants Payable, Convertible Debt, and Conversion Feature of Convertible Debt

		Conversion		Transfer to
	Convertible	Feature of	Warrant	Common
	Debt	Convertible Debt	Liability	Shares
Balance as at August 31, 2017	$-	$-	$7,188,957
Change in fair value	-	-	(4,908,704)	-
Units issued as part of private placement	-	-	2,474,324	(2,474,324)
Impact of warrants exercised during the year	-	-	(3,910,215)	3,910,215
Foreign exchange	-	-	(25,117)	-

Balance as at August 31, 2018	$-	$-	$819,245
Change in fair value	-	-	(751,902)	-
Impact of warrants exercised during the period	-	-	(7,400)	7,400
Foreign exchange	-	-	4,085	-

Balance as at May 31, 2019	$-	$-	$64,028

The movements in the number and estimated fair value of outstanding warrants issued are as follows:

		Weighted-average	Weighted-average
	Number of	exercise price	exercise price
	warrants	(CAD)	(USD)

Outstanding, August 31, 2017	921,491	$4.65	$3.50
Exercised	(493,378)	(3.75)	(2.26)
Granted	637,746	18.00	13.35

Outstanding, May 31, 2018	1,065,859	$13.05	$11.25
Balance, August 31, 2018	1,697,789	9.15	6.88
Exercised	(6,667)	(0.75)	(0.56)
Expired	(212,354)	(10.80)	(8.10)

Outstanding, May 31, 2019	1,478,768	$8.85	$6.75

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

8.	Warrants Payable, Convertible Debt, and Conversion Feature of Convertible Debt (Continued)

	Warrants Outstanding					Warrants Exercisable
						Weighted
		Average		Average		Average
		Exercise		Remaining	Weighted	Exercise
	Number	Price		Contractual	Number	Price
Expiry Date	Outstanding	(CAD)	(USD)	Life (years)	Exercisable	(CAD)	(USD)
October 20, 2019	209,092	0.75	0.56	0.39	209,092	0.75	0.56
January 9, 2020	577,209	18.00	13.53	0.61	577,209	18.00	13.53
February 8, 2020	49,594	18.00	13.53	0.70	49,594	18.00	13.53
July 12, 2020	642,873	2.55	1.92	1.12	642,873	2.55	1.92

	1,478,768	$8.85	$6.77	0.80	1,478,768	$8.85	$6.77

During the nine months ended May 31, 2019, the holders of 6,667 warrants exercised their right to convert the warrants into the Company’s shares at an exercise price of CAD$0.75 ($0.60). As a result of the underlying exercise of warrants, the Company received CAD$5,000 ($3,815) in cash proceeds and a proportionate fair value of $7,400 of the underlying warrants was transferred to share capital.

9.	Share Capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares

(b)	Issued and outstanding - Common Shares

	Shares	Consideration
Balance, as at August 31, 2017	7,565,163	$11,633,752
Common shares issued on private placement, net of costs	1,253,605	10,500,646
Common shares issued for services	27,674	270,340
Issuance of warrants	-	(3,809,772)
Common shares issued on acquisition	295,901	2,819,172
Common shares issued on exercise of options	1,500	4,735
Common shares issued on exercise of warrants	490,711	5,315,647

Balance, May 31, 2018	9,634,554	$26,734,520

Balance, August 31, 2018	11,006,301	29,573,077
Common shares issued on exercise of warrants	6,667	11,214
Balance, May 31, 2019	11,012,968	$29,584,291

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

10.	Capital Management

The Company considers its capital to be its shareholders’ equity. As at May 31, 2019, the Company had shareholders’ equity of $ 2,958,674 (August 31, 2018 - $6,789,672). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the nine months ended May 31, 2019. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of May 31, 2019, the company was not compliant with Policy 2.5.

11.	Commitments and Contingencies

i)	Operating Leases

Eden Games is obligated under operating leases for use of its office premises for a 9 year period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($19,150) is required every quarter. Annual future minimum rental payments under operating leases are as follows:

2019 € 66,667 ($51,067)

ii)	Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4 % to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements.

iii)	Consulting Contracts

The Company is committed to pay $49,850 in fiscal 2019 under the terms of a consulting services contract.

Under the terms of a consulting agreement, the Company is committed to pay an indiviual the following commissions on any transactions closing within twelve months of termination:

-	10% commission of the value of all commercial arrangements that are referred to the Company that executed and consummated

-	6% commission on any equity funds raised through his connection and 2% on any debt funds raised

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued, should the Company ever undertake a initial coin offering.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

11.	Commitments and Contingencies (Continued)

iv)	Employment Contracts

Under the terms of an employment contract undertaken with the Company’s CEO, the Company is committed to pay nine months severance in the event of termination, amounting to $225,000. Additionally, the CEO’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Under the terms of an employment contract undertaken with the a facility manager , the Company is committed to pay three months severance in the event of termination, amounting to $8,250. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

The Company is committed to pay $230,000 under the terms of a 24 month fixed term contract with the Company’s Executive chairman, commencing August 1, 2018.

v)	Software Contract

The Company is committed under the terms of a software license agreement until Jun 1, 2021 for annual fees of $87,907, or $263,722 in aggregate.

vi)	On February 27, 2019: the Company had an option to purchase the remaining 104,831 common shares of Eden Games at €12.16 ($14.13) per share (€1,274,745 ($1,480,744) in total. This option expired unexercised.

vii)	On April 26, 2019, Pro Gaming League Inc. received a notice of default pertaining to rent on its Las Vegas, Nevada Esports Arena. The notice claims, rent, common area, and “penalty” charges amounting to $165,033 and future rents of $847,768 which are indicated as being current to the date of the notice. The Company intends to negotiate a suitable remedy.

viii)	On April 26, 2019, the Company received a demand letter from Mr. Alex Igelman, a director who resigned subsequent to February 28, 2019, claiming $272,800 in severance, executive chairman fees,and expenses, as well as repayment of an unsecured loan amounting to CAD$32,000 ($24,045).

12.	Promissory Notes Payable

On September 30, 2018, the Company closed a series of promissory notes totaling $248,602. These notes are unsecured, bear interest at 18% per annum (with a minimum of 4 months interest being payable) one year term, maturing on September 30, 2019. Of the amounts raised, $100,000 was received from a company with which a director of the Company is an officer, and CAD$32,000 ($24,300) was received from a company controlled by a director of the Company. Accrued interest for the period ended May 31, 2019 was $29,832.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

13.	Convertible Debenture

On December 18, 2018, the Company closed a first tranche of its non-brokered private placement of convertible debentures in the principal amount of CAD$1,600,000 ($1,196,480). The debentures will mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$1.35 ($1.05) per unit for the first 12 months and thereafter at a price of CAD$1.50 ($1.20) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$1.35 ($1.05) per share for the first 12 months and thereafter at a price of CAD$1,50 ($1.20) per share for a period of five years from the issuance of the debentures. The funding from this debenture issuance originated from a company with which a director of Millennial, is a senior officer. In April and May 2019, the Company closed additional tranches totalling CAD$1,251,316 ($925,098).

As the debentures are considered to be a compound financial instruments, the liability component and the equity component are presented separately, as determined at the date of issue, using the residual method. The liability component was determined by discounting the future stream of interest and principal repayments at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component. $271,695 was allocated to the conversion option and is included in shareholders’ equity in the Company’s statement of financial position.

The debenture is being accreted to its face value at maturity over the term of the debt, plus accrued and unpaid interest by way of a charge to interest expense.

A summary of the movement is as follows:

Balance, liability component, December 18, 2018	$1,042,267
Add: Closure of additional tranches	925,098
Add: accretion charges for the period ended May 31, 2019	91,699
Add: interest on face value accrued for the period ended May 31, 2019	83,560
Foreign exchange	62,700

Balance, liability component, May 31, 2019	$2,205,324

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

14.	Segmented Information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s CEO as they are primarily responsible for the allocation of resources and the assessment of performance.

The CODM uses net (loss) income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. All revenue streams for the business are managed by divisional managers. Having considered these factors, management has judged that the Company comprises one operating segment under IFRS 8. As such, the disclosures required under IFRS 8 for the consolidated financial statements are shown on the face of the consolidated statement of loss and comprehensive loss and consolidated statement of financial position.

Geographical Breakdown

May 31, 2019
	North	United	European
	America	Kingdom	Union	Total
Assets	$449,881	$542,934	$12,151,850	$13,144,665
Long-term assets	$-	$-	$11,188,820	$11,188,820
Liabilities	$(8,900,059)	$(125,574)	$(1,160,358)	$(10,185,991)
Net (loss)	$(3,436,266)	$(219,183)	$(811,851)	$(4,467,300)

August 31, 2018
	North	United	European
	America	Kingdom	Union	Total
Assets	$318,745	$2,541	$15,087,330	$15,408,616
Long-term assets	$-	$-	$13,718,030	$13,718,030
Liabilities	$(6,779,339)	$(494,599)	$(845,005)	$8,118,943

As at May 31, 2019, cash of $46,636 (August 31, 2018 - $70,509) was held in US and Canadian Chartered banks, $384,527 held in Euros in the European Union (August 31, 2018 - $537,162), and $16,742 held in GBP in the United Kingdom (August 31, 2018 - $261).

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

15.	Related Party Transactions and Balances

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	For the		For the
	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2019	2018	2019	2018
Total compensation paid to
key management	$251,501	$388,980	$595,118	$658,746
Share based payments	$-	$-	$-	$1,879,861

Amounts due to related parties as at May 31, 2019 with respect to the above fees were $395,462 (August 31, 2018 - $252,797). These amounts are unsecured, non-interest bearing and due on demand.

During the three and nine months ended May 31, 2019, the Company expensed $54,000 and $84,518, respectively (three and nine months ended May 31, 2018 - $29,407 and $99,455, respectively) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for:

(i)	Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company;
(ii)	Bookkeeping and office support services;
(iii)	Corporate filing services
(iv)	Corporate secretarial services

The Marrelli Group is also reimbursed for out of pocket expenses.

Both Marrelli Support and DSA are private companies. Robert Suttie is the Vice-President of Marrelli Support, which is included in accounts payable and accrued liabilities on the statements of financial position.

As of May 31, 2019 the Marrelli Group was owed $59,127 (August 31, 2018 - $37,349). This amount is unsecured, non-interest bearing and due on demand.

See also Notes 12 and 13.

16.	Disposition of PGL Nevada

On January 4, 2019, the Company signed an asset and share purchase agreement to sell its wholly owned subsidiary PGL Nevada, and its interests in thE Arena in Las Vegas, the Millennial Esports tournament app, the LOL Champions app and related assets to Esports Capital Corp. (“ECC”). As a result of the sale, ECC shall be responsible for all ongoing liabilities of these properties in exchange for the Company making a payment of $400,000 to ECC, plus a further CAD$40,000 ($30,800) payment pertaining to the termination of an office lease. ECC shall assume responsibility for all liabilities of PGL Nevada. ECC is controlled by Alex Igelman, a former director of the Company. As at May 31, 2019, the transaction had not closed.

Millennial Esports Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended May 31, 2019

(Expressed in United States Dollars)

(Unaudited)

17.	Subsequent Events

On June 5, 2019, subject to shareholder approval granted May 11, 2018, the Company consolidated its common shares on a 15 to 1 basis. Accordingly, disclosure has been updated to reflect this share consolidation within the Company’s condensed interim consolidated financial statements.

On July 25, 2019, the Company announced that it had completed a second tranche principal amount of $5,342,000 under a non-brokered private placement (the “Private Placement”) of convertible debentures (the “Debentures”) in the principal amount of up to $15,000,000. The Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity.The debenture holders may convert all or a portion of the convertible loan principal into units (“Units”) of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of $0.10 per share for a period of five years from the issuance of the Debentures. The Company shall be entitled to call for the exercise of any outstanding warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $0.60 for fifteen (15) consecutive trading days. Together with the first tranche closing, the Company has closed on principal amount of $10,593,100 of Debentures. Proceeds of the Private Placement will be used for general corporate purposes. All securities issued pursuant to the Private Placement will be subject to a statutory hold period expiring four months and one day from closing.